[HUNTON & WILLIAMS LLP LETTERHEAD]

HUNTON & WILLIAMS LLP BANK OF AMERICA PLAZA SUITE 4100 600 PEACHTREE STREET, N.E. ATLANTA, GEORGIA 30308-2216 TEL 404 • 888 • 4000 FAX 404 • 888 • 4190
DAVID M. CARTER DIRECT DIAL: 404-888-4246 EMAIL: dcarter@hunton.com

January 23, 2006	FILE NO: 21043.000530

Privileged and Confidential

Via Electronic Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Dean Suehiro
Ms. Nicole Holden

NTELOS Holdings Corp.

Registration Statement on Form S-1 filed October 6, 2005, as amended (the “S-1”)

Registration No. 333-128849 (as amended, the “Registration Statement”)

Dear Mr. Suehiro and Ms. Holden:

On behalf of NTELOS Holdings Corp., a Delaware corporation (the “Company”), and in response to an oral request received from the Staff during our recent conversations, we are transmitting supplementally herewith revised draft pages from the Company’s Registration Statement. Please note that the pages from the Registration Statement the Company is submitting herewith are drafts of proposed language that are being concurrently reviewed by the Company’s independent registered public accounting firm.

In addition, you have requested the Company’s analysis with respect to the application of SEC Staff Accounting Bulletin No. 99, “Materiality,” Topic 1: Financial Statements, M. Materiality (“SAB No. 99”), to the Company’s decision that the non-cash compensation expense associated with applying variable accounting to the Class A common stock and stock options for the period ended June 30, 2005, is immaterial. The Company believes that it is acting in good faith to comply with the Securities and Exchange Commission’s accounting provisions in an innovative and cost-effective manner.

In assessing the materiality of the non-cash compensation expense associated with applying variable accounting to the Class A common stock and stock options for the period ended June 30, 2005, the Company considered the provisions of SAB No. 99, No. 1. Assessing Materiality (“SAB No. 99 Question 1”), and concluded that the unrecognized expense of $39,000 is not material to warrant adjustment to the Company’s financial statements for the period ended June 30, 2005.

Mr. Dean Suehiro

Ms. Nicole Holden

January 23, 2006

In deriving this conclusion, the Company considered the following quantitative measures set forth in SAB No. 99 Question 1, in evaluating the immateriality of the unrecognized expense charge of $39,000 for the period ended June 30, 2005:

•	the Company has total assets of approximately $868 million and stockholders equity of approximately $125 million as of June 30, 2005;

•	for the period from January 14, 2005 through June 30, 2005, the Company’s operating revenues were approximately $63 million and operating income was approximately $9 million. Please refer to the pro forma statement of operations for the period ending December 31, 2004 and nine month period ending September 30, 2005, which also demonstrates that the charge does not distort the earnings trend;

•	the charge represents approximately 5.1% of the net loss for the period from January 14, 2005 through June 30, 2005. Although SAB No. 99 refers to a 5% rule of thumb, the Company believes that its near break-even position is not the most relevant measure in assessing whether this charge is immaterial to its operating results. As noted above, this charge is immaterial relative to the size of the Company’s operating results. In addition, the earnings trend is not materially distorted as reflected in the pro forma net loss of approximately $36 million for the year 2004 and pro forma net loss of approximately $6 million for the nine month period ending September 30, 2005; and

•	in assessing the materiality of this misstatement, the Company has not netted any other misstatements in deriving at its conclusion that the misstatement is immaterial.

The Company also considered the following qualitative measures set forth in SAB No. 99 Question 1, in evaluating the materiality of this unrecognized charge:

•	while this charge is derived from an estimate of the June 30, 2005 valuation of the Company’s Class A common stock, the Company considered the fact that a reasonable range of valuation would not result in the amount in question being material to the Company’s financial condition, overall results of operations or earnings trend;

•	as noted above, the misstatement does not mask a change in earnings or other trends;

•	because the Company is not public, there are no published analyst consensus expectations for the Company. The Company believes the Registration Statement, however, provides sufficient information to enable an analyst to compile his or her projections and to understand the implications of this non-cash compensation charge;

Mr. Dean Suehiro

Ms. Nicole Holden

January 23, 2006

•	the misstatement does not change a loss into income or vice versa;

•	the misstatement is not material to the Company taken as a whole or to any of its operating segments;

•	the misstatement does not affect the Company’s compliance with regulatory requirements;

•	the misstatement does not affect the Company’s compliance with loan covenants and in fact the Company’s covenants expressly exclude non-cash charges from its compliance covenants;

•	the misstatement does not increase management’s compensation;

•	the misstatement does not involve concealment of an unlawful transaction. The offering document provides disclosure of the Company’s charge associated with applying variable accounting for the Class A common stock and stock options; and

•	the Company does not believe that non-cash charges of this nature will have a significant positive or negative impact on the market’s expected valuation of the Company.

For the quantitative and qualitative reasons noted above, the Company does not believe that the earnings charge described above and its impact on the earnings or earnings trend is so material such that there is a substantial likelihood that the fact that the Company does not recognize this charge would be viewed by a reasonable investor as having significantly altered the information available for the investor in connection with the Company’s proposed initial public offering.

In addition, the Company considered the provisions of SAB No. 99, No. 2. Immaterial Misstatements That are Intentional (“SAB No. 99 Question 2”), and concluded that the unrecognized expense of $39,000 is not material to warrant adjustment to the Company’s financial statements for the period ending June 30, 2005. In so doing, the Company considered the following factors set forth in SAB No. 99 Question 2:

•	as detailed above, the Company believes the exclusion of the $39,000 charge from the June 30, 2005, financial statements is inconsequential;

•	the $39,000 charge would have an effect of approximately $0.0055 per share (from $0.1093 to $0.1148 per share, each of which rounds for reporting purposes to $0.11 per share) for the period ended June 30, 2005, which the Company believes is inconsequential;

Mr. Dean Suehiro

Ms. Nicole Holden

January 23, 2006

•	the cost and delay of the Company to restate its audited June 30, 2005, financial statements and to therefore obtain a new opinion from its registered independent public accounting firm greatly exceeds the benefit of restating its financial statements for such period, particularly considering that there is disclosure in the Company’s footnotes; and

•	because the charge is recognized in the Company’s September 30, 2005 financial statements and such charge is also a cumulative charge, there is no effort by the Company to manage its earnings and such charge is therefore inconsequential.

For these reasons, the Company believes that that it is acting in good faith to comply with the Securities and Exchange Commission’s accounting provisions in an innovative and cost-effective manner by determining that the non-cash compensation expense associated with applying variable accounting to the Class A common stock and stock options for the period ended June 30, 2005, is immaterial and therefore the Company’s financial statements for the period ended June 30, 2005, are not required to be restated to account for this expense.

Please direct any further questions or comments you may have regarding the foregoing to the undersigned at (404) 888-4246. We look forward to your consideration of these matters and are available to discuss them at your convenience.

Very truly yours,

/s/ David M. Carter
David M. Carter

Enclosures

cc:	Cheryl Grant, Esq. (via electronic transmission)
Mr. Michael B. Moneymaker (via electronic transmission)
R. Mason Bayler, Jr., Esq. (via electronic transmission)
David I. Meyers, Esq. (via electronic transmission)